Exhibit 99.1

Santiago, October 21, 2022

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank” ) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

On today's date, October 21, 2022, the settlement of the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the line registered in the Securities Registry of the CMF under number 10/2016 dated August 11, 2016. The specific conditions of the aforementioned placement were as follows:

- Series T-20 bonds, for a total amount of UF 5 million, maturing on February 1, 2034. The average placement rate of the securities was 3.25%.

Sincerely,

Patrica Pérez Pallacan

Manager of financial mangement

C.c:

- Stock Exchange

- Chilean Electronic Exchange

- Banco de Chile / Representative of the bond holders